Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) a communication sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on August 10, 2010 and (ii) a communication sent to employees of The Toronto-Dominion Bank on August 10, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above- referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON AUGUST 10, 2010
Daily News Brief
August 10, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Inqlings: Dena Blizzard Gets A New TV gig - Philadelphia Inquirer
Mount Laurel’s Mindy Brooks wanted to score a meet-and-greet with the Black Eyed Peas, her son Hunter’s favorite group. Hunter has brain cancer and was being treated in Boston, and she knew that the Peas were booked Tuesday at the TD Garden. She boldly called TD Bank headquarters in Cherry Hill, and bank officials secured backstage access.
2.	CenterState Buys NE Florida Mercantile Branches - Tampa Bay Business Journal
CenterState Banks Inc. said it would acquire all four Putnam County branches of Mercantile Bank. Mercantile is a division of Carolina First Bank, the banking subsidiary of The South Financial Group. The Federal Reserve Board last month approved the acquisition of South Financial by Toronto-Dominion Bank, after TD Bank agreed to divest branches in the Palatka banking market.
3.	Some Deals Get the Summertime Blues - The New York Times (The Deal Professor blog)
For those who have been more focused on the big business events over the summer, including most recently Marc V. Hurd’s messy departure from Hewlett-Packard, there have been several interesting events occurring under the radar. [Toronto-Dominion Bank is mentioned.]
4.	TD Ameritrade Awash In Cash - The Globe and Mail (Streetwise blog)
TD Ameritrade’s decision to buy back up to 30-million shares — a purchase that could top $500-million — underscores the fact that its strong cash flow generation is posing financial policy questions for its management team, Moody’s pointed out in a note Monday afternoon. Just what should TD Ameritrade do with all that cash?
5.	Hampton Bay Friends and Neighbors - The Southampton Press (NY)
The new TD Bank opened with great fanfare last Saturday. Music was playing, balloons were flying and all visitors were applauded upon entering the bank. There was free food and give-aways all day, and special guest appearances by Long Island Ducks mascot QuackerJack, Sparky the Dragon and the New York Islanders’ Ice Girls. There was also a drawing for $500 and a $1,000 shopping spree. Welcome to the neighborhood!
6.	N.J. Helps Global Essence Of Freehold Obtain Expansion Loan Of Over $200,000 - NewJerseyNewsroom.com

With the aid of a state economic development program, Global Essence Inc. of Freehold Township has obtained an over $200,000 expansion loan from TD Bank, it was announced Monday.
7.	Auto Loan Rates In Burlington, Vermont - Bankrate.com
Locating a lender with decent auto loan rates in Burlington, VT, can be difficult, but Bankrate.com is here to help. If you’re looking for auto loan rates close to home, use Bankrate to find a local bank offering great auto loan rates. Auto loan rates are updated throughout the day on Bankrate.com in cities across the nation. [TD Bank is mentioned.]
8.	Shorewater Advisors Reports Stake Worth $3M in Mercantile Bank Parent - Citybizlist.com
Shorewater Advisors LLC has reported a 5 percent stake worth $3.04 million in South Financial Group Inc. (NASDAQ: TSFG), according to an SEC filing. [TD Bank Financial Group and TD Bank are mentioned.]
9.	Lakes Region Business Briefs - The Citizen of Laconia (NH)
Homebuyer seminar on Sat. Laconia Area Community Land Trust’s HomeBuyer Resource Center and TD Bank are teaming up to present a free seminar on Saturday for people considering buying their first home and for anyone interested in learning about the home buying process.
INDUSTRY NEWS
1.	New York Subpoeanas J.P. Morgan, Citi Over Health Cards - Wall Street Journal
Units of J.P. Morgan Chase & Co. and Citigroup Inc. have been subpoenaed as part of an investigation into alleged predatory-lending practices involving health-care credit cards, New York Attorney General Andrew Cuomo said Monday.
2.	Wells Fargo: New Financial Rules to Cost $530 Million - Wall Street Journal
Wells Fargo & Co. said financial regulations approved by Congress will cost about $530 million this year in lost revenue. Amendments to overdraft rules will result in costs of $225 million in the third quarter and $275 million in the fourth quarter, it said.
3.	Despite Claims, Reform Law Provides Plenty of Exemptions - American Banker
Although the Obama administration sought to avoid granting carve-outs as part of the regulatory reform bill, the final law is riddled with them.
4.	Citi Bolsters Commercial Card Features - American Banker
Citigroup Inc. on Monday unveiled commercial card features aimed at giving companies more control over meeting and event spending. The Citi Meeting Card’s capabilities include a declining balance function that deducts the amount of credit available on specific accounts as purchases are made.

5.	Tarp Report Shows Value of Warrants - American Banker
One of the trickiest questions facing bailed-out banks that still have to repay federal aid may have just gotten easier. The Treasury Department last week released its most comprehensive report on how it has unloaded warrants in more than four dozen lenders that have repaid the Troubled Asset Relief Program.
6.	Fed Will Meet With Concerns on Deflation Rising - New York Times
The Federal Reserve will meet on Tuesday faced with a pivotal decision about whether to abandon its presumption that the economy is gradually picking up steam and begin to consider new steps to keep the recovery from sputtering out.
TD BANK NEWS
1.	Inqlings: Dena Blizzard Gets A New TV gig By Michael Klein August 8, 2010 — Philadelphia Inquirer
Bank accounts
Mount Laurel’s Mindy Brooks wanted to score a meet-and-greet with the Black Eyed Peas, her son Hunter’s favorite group. Hunter has brain cancer and was being treated in Boston, and she knew that the Peas were booked Tuesday at the TD Garden. She boldly called TD Bank headquarters in Cherry Hill, and bank officials secured backstage access. Hunter’s chemo ended Wednesday, and the bank threw him a surprise 15th-birthday party Thursday at the branch on Route 73 in Mount Laurel. He’s about to enter his freshman year at Shawnee High School.
“Wachovia Center” signs started coming down last week from what is now the Wells Fargo Center, leaving letters scattered about the sidewalk. Not sure of what Comcast-Spectacor and the sign company will do with the letters, I put ‘em through an anagram generator.
The best combos using all of the letters:
THEN I CRAVE A COW
NCAA CHEW OVER IT
WE VETO RICH NCAA
EVICT ARENA CHOW
I TEACH NOVA CREW
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2.	CenterState Buys NE Florida Mercantile Branches August 9, 2010 — Tampa Bay Business Journal

CenterState Banks Inc. said it would acquire all four Putnam County branches of Mercantile Bank.
Mercantile is a division of Carolina First Bank, the banking subsidiary of The South Financial Group. The Federal Reserve Board last month approved the acquisition of South Financial by Toronto-Dominion Bank, after TD Bank agreed to divest branches in the Palatka banking market.
The Putnam County branches — in Palatka, East Palatka, Interlachen, and Crescent City — had $113 million in total deposits as of June 30. CenterState (NASDAQ: CSFL), a multibank holding company headquartered in Davenport, won’t pay a premium for the deposits, a filing with the Securities and Exchange Commission said.
CenterState will purchase up to $125 million in performing loans for 90 percent of their face value, plus accrued and unpaid interest, the filing said.
The CenterState purchase won’t close for at least three months, and TD Bank will take back troubled loans for up to two years after the deal closes, the filing said.
Once TD Bank completes its purchase of South Financial, TD Bank will become the seventh largest bank in Florida by locations, including Mercantile’s 17 offices in the Tampa Bay area. TD Bank currently has no offices in the Bay area.
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3.	Some Deals Get the Summertime Blues By Steven M. Davidoff August 10, 2010 — The New York Times (The Deal Professor blog)
For those who have been more focused on the big business events over the summer, including most recently Marc V. Hurd’s messy departure from Hewlett-Packard, there have been several interesting events occurring under the radar.
Here is a look at some of them:
The South Financial Group
The South Financial Group is another distressed bank. On May 17, it announced that it would be acquired by Toronto-Dominion Bank. Taxpayers take note: In connection with the deal, the Treasury Department would sell to Toronto-Dominion its South Financial stock and warrants, valued at $347 million, that it received in connection with its banking bailout under the Troubled Asset Relief Program. The sale price is $130.6 million. Ouch.
In connection with the deal, South Financial issued 100 shares of new preferred stock to Toronto-Dominion with a 39.9 percent voting interest. This is a trick that was used in the Bear Stearns/JPMorgan Chase and Wachovia/Wells Fargo deals: issue voting preferred to the buyer to ensure that the vote goes the right way.
In the Bear Stearns and the Wachovia deals, the parties were able to do this, despite a requirements by the New York Stock Exchange and the Nasdaq Stock Market that there be a shareholder vote prior to the company issuing more than 20 percent of its voting stock. The parties were able to sidestep this requirement because of an exception in cases where it “would seriously jeopardize the financial viability of the listed company.” In those cases, neither the N.Y.S.E. nor the Nasdaq protested.
Back in June, Toronto-Dominion disclosed in an S.E.C. filing that the Nasdaq did object to the South Financial stock issuance and had refused to provide this approval.
But South Financial intends to proceed with the issuance anyway, daring the Nasdaq to delist it. And so what if it does? The only penalty to the company is to be delisted. The bank is organized under the laws of South Carolina, but in Delaware the courts have ruled that there is no cause of action against a board for allowing the company to be delisted. South Carolina courts are expected to rule similarly.
I spoke with James R. Gordon, senior executive vice president and chief financial officer of South Financial, earlier on Monday to ask him about the status of this issuance. According to him, a notification that it is proceeding will be in the mail to shareholders in the next 48 hours. So the deal continues to move along. It thus appears that Toronto-Dominion will have the necessary shares to vote in favor of what appears to be a good deal for itself.
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4.	TD Ameritrade Awash In Cash By Tara Perkins August 10, 2010 — The Globe and Mail (Streetwise blog)
TD Ameritrade’s decision to buy back up to 30-million shares — a purchase that could top $500-million — underscores the fact that its strong cash flow generation is posing financial policy questions for its management team, Moody’s pointed out in a note Monday afternoon. Just what should TD Ameritrade do with all that cash?
The company, whose biggest shareholder is Toronto-Dominion Bank, had nearly $1.1-billion of available liquid assets at the end of June and generates about $200-million in free cash flow per quarter, according to Moody’s.
One of the directors on TD Ameritrade’s board, which will be tasked with deciding what to do with the cash, is, as of Monday, Karen Maidment, a former chief financial officer at Bank of Montreal who left after an extended medical leave.
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5.	Hampton Bay Friends and Neighbors By Jamie Holthaus August 9, 2010 — The Southampton Press (NY)
The new TD Bank opened with great fanfare last Saturday. Music was playing, balloons were flying and all visitors were applauded upon entering the bank. There was free food and give-aways all day, and special guest appearances by Long Island Ducks mascot

QuackerJack, Sparky the Dragon and the New York Islanders’ Ice Girls. There was also a drawing for $500 and a $1,000 shopping spree. Welcome to the neighborhood!
Two Jamboree Attendees: Life Scout Walter Squires and Star Scout Ryan Campbell, both members of the Hampton Bays/East Quogue/Westhampton Boy Scout Troop 483, recently attended the National Boy Scout Jamboree in Virginia. This event is held every four years and 2010 marks the 100th anniversary of Boy Scouting in America. Approximately 45,000 Scouts, including 150 representing the Suffolk County Council, were in attendance.
Traditionally, the president addresses the Scouts at the closing ceremony, but President Obama sent them a video address instead. Mike Rowe of “Dirty Jobs” was the favorite entertainer of the evening. The impressive fireworks display and having the entire arena illuminated by 90,000 candles were two memories that Walter and Ryan will never forget.
Incidentally, Walter’s Dad, Michael Squires, attended the first jamboree at Fort AP Hill in 1981 and this year marks the last time that the event will be held on this military base. The next jamboree will take place at the Summit in West Virginia.
A Few Milestones: Happy anniversary to Liz and Guy Constantopoulos! Liz and Guy will be celebrating their special day on Saturday, August 14.
A little bird told me that Miss Mia Rose Schoerlin recently celebrated her fourth birthday. Hope it was great, Mia!
And happy birthday wishes are being sent to Doris Fanning down in Bluffton, South Carolina. Enjoy your day, Aunt Doris!
Memorial Service Scheduled: Jeannette M. (Phillips) White was born and raised in Hampton Bays and spent most of her adult life in East Quogue. A memorial service for her will be held this Saturday, August 14, at 10 a.m., at the East Quogue United Methodist Church. After the service, a light reception with family and friends will follow in the Parish Hall.
The Southampton Town Senior Center is holding its inaugural Sidewalk Sale on Saturday, August 28, on the patio adjacent to the facility at 25 Ponquogue Avenue. Friends and neighbors are encouraged to clean out their attics, closets and drawers and bring any books, games, jewelry, toys, bric-a-brac, household items, etc., to the center on Friday, August 27, between 3 and 6 p.m. (No clothing, please.) It would be appreciated if the items were already tagged. Questions? Call Pam Giacoia at 728-1235.
Tom Humbert and the Rainbow Room Jazz will have those gathered on the outside veranda over at St. Rosalie’s Parish Center swinging to the sounds of the great American Songbook on Sunday, August 15, at 7 p.m. Bring along your beach chair and some refreshments. In the event of rain, the concert will be cancelled.
Mark Your Calendars: Attention all chili and chowder aficionados! The Hampton Bays Chamber of Commerce’s annual Chili/Chowder Contest is coming up next month. If you have a favorite recipe that you would like to share, you are welcome to participate.
Call the chamber at 728-2211, or stop by the office at 140 West Main Street to pick up an application. The forms must be received no later than Wednesday, September 1.
And here’s the latest news from the college front:

Leighann Cavanaugh graduated magna cum laude and received a bachelor of science degree from SUNY at Geneseo.
Joseph Piliero graduated summa cum laude, with a 4.2 GPA, from SUNY at Cortland on May 22. Very proud parents are Claire and Mike Piliero.
Crystal Reiner received her post baccalaureate teacher preparation program degree online from Western Governors University.
Alexandra Kouloriotis was named to the dean’s list for the spring semester at the College of Saint Rose in Albany.
Courtney Dubrowsky was named to the dean’s list at Quinnipiac University in Hamden, Connecticut.
And Mallory Kuklinski was named to dean’s list for the spring quarter at DePaul University in Chicago.
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6.	N.J. Helps Global Essence Of Freehold Obtain Expansion Loan Of Over $200,000 By Tom Hester Sr. August 9, 2010 — NewJerseyNewsroom.com
With the aid of a state economic development program, Global Essence Inc. of Freehold Township has obtained an over $200,000 expansion loan from TD Bank, it was announced Monday.
Incorporated in 1996, woman-owned Global Essence is a leading manufacturer of premium quality ingredients for the flavor and fragrance industry. The company operates out of a warehouse facility and received assistance from the state Economic Development Authority (EDA) under its Main Street Business Assistance Program.
Global Essence received a term loan from TD Bank that includes a 33.3-percent EDA guarantee to help the company free up capital to fund its growth. The company expects to add three new positions to its staff of 11.
The Main Street Business Assistance Program provides financial support to commercial banks in New Jersey to offer financial assistance to small and mid-sized businesses and not-for-profit organizations with projects in the state. The program can provide direct loans, bank term loan participations and/or guarantees and line of credit guarantees. Assistance can be used for working capital, fixed assets or refinancing debt.
Companies and not-for-profit organizations must be in operation in New Jersey for at least two years to qualify. In the first six months of this year, 13 businesses have received a total of nearly $3.3 million under the Main Street program. Assistance under the program this year has leveraged total public/private investment of $26.8 million.
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7.	Auto Loan Rates In Burlington, Vermont By Mitch Strohm August 9, 2010 — Bankrate.com
Locating a lender with decent auto loan rates in Burlington, VT, can be difficult, but Bankrate.com is here to help. If you’re looking for auto loan rates close to home, use Bankrate to find a local bank offering great auto loan rates. Auto loan rates are updated throughout the day on Bankrate.com in cities across the nation.
Purchasing a new vehicle is time consuming, but Bankrate.com can do some of the work for you with the auto loan rates comparison tool. Bankrate.com surveys auto loan rates in your region of Vermont. Locate auto loan rates in Burlington, VT, today.
Auto loan rates in Burlington, VT
Here are the auto loan rates as of 2 p.m. in Burlington, VT. The 48-month, new-car loan rates vary from 3.49 percent to 6.54 percent.
Lenders Product Rates
- Bank of America 48 mo. new car 3.49%
- TD Bank 48 mo. new car 6.54%
Use Bankrate’s auto loan calculator to check your monthly car payment.
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8.	Shorewater Advisors Reports Stake Worth $3M in Mercantile Bank Parent August 9, 2010 — Citybizlist.com
SOUTH FLORIDA — Shorewater Advisors LLC has reported a 5 percent stake worth $3.04 million in South Financial Group Inc. (NASDAQ: TSFG), according to an SEC filing.
The Minneapolis, Minn.-money manager said it owned 10.87 million shares in the Greenville, S.C.-based bank holding company, which operates as Carolina First Bank in South Carolina and North Carolina and as Mercantile Bank in Florida. The stake’s value is based on the stock’s closing price of 28 cents on Friday.
As citybizlist reported in May, South Financial Group merged with TD Bank Financial Group, whose wholly owned subsidiary, TD Bank, has $160 billion in assets, and more than 1,100 locations from Maine to Florida.
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9.	Lakes Region Business Briefs August 10, 2010 — The Citizen of Laconia (NH)

Homebuyer seminar on Sat.
LACONIA — Laconia Area Community Land Trust’s HomeBuyer Resource Center and TD Bank are teaming up to present a free seminar on Saturday for people considering buying their first home and for anyone interested in learning about the home buying process. This educational workshop is presented in cooperation with Neighborworks America.
The seminar is a practical guide to buying a home. Issues covered include budgeting and financial management, credit and credit reports, shopping for a home, getting a mortgage, home inspections, special financing programs and more. The seminar will be held Saturday at the Woodside Building, Taylor Community, Union Avenue, Laconia from 8 a.m. to 4 p.m. Participants receive the “Realizing the Dream” text binder and other materials for use in their quest of home ownership. To register or for more details, call Gail Engle of the Laconia Area Community Land Trust at 524-0747. Seating is limited and advance registration is required.
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INDUSTRY NEWS
1.	New York Subpoeanas J.P. Morgan, Citi Over Health Cards By Chad Bray August 9, 2010 — Wall Street Journal
NEW YORK—Units of J.P. Morgan Chase & Co. and Citigroup Inc. have been subpoenaed as part of an investigation into alleged predatory-lending practices involving health-care credit cards, New York Attorney General Andrew Cuomo said Monday.
Last week, Mr. Cuomo announced he had subpoenaed a number of health-care providers—mostly dentist offices in the New York area—and General Electric Co.’s GE Money unit over its CareCredit health-care credit-card program.
Mr. Cuomo says some health-care providers are using “fast-talking sales pitches” to pressure consumers into applying for health-care credit cards, including those offered by Chase, Citi and GE.
“Our ongoing investigation has uncovered conflicts of interest and predatory practices in the health care industry that are hurting New Yorkers and patients across the country,” Mr. Cuomo said.
“We understand there is an industrywide investigation into the medical financing industry that is being conducted by the New York Attorney General,” said Samuel Wang, a Citigroup spokesman. “We will cooperate with the attorney general’s office on this matter.”
Stephen White, a GE spokesman, said the company plans to cooperate fully the attorney general’s office. “We look forward to learning more,” Mr. White said.
A. J.P. Morgan spokesman declined to comment.

Mr. Cuomo says health-care providers are charged a fee for the right to offer the cards and then a portion of the fee is rebated to them based on the amount of money generated through CareCredit sales. He says this amounts to a “kickback arrangement.”
The attorney general also said health-care providers are paid within 48 hours of the charge, creating an incentive for them to use the cards, rather than other methods of payment.
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2.	Wells Fargo: New Financial Rules to Cost $530 Million By Erik Holm and Marshall Eckblad August 9, 2010 — Wall Street Journal
Wells Fargo & Co. said financial regulations approved by Congress will cost about $530 million this year in lost revenue.
Amendments to overdraft rules will result in costs of $225 million in the third quarter and $275 million in the fourth quarter, it said. The costs are due to changes in rules governing electronic fund transfers, Wells Fargo said in a filing with securities regulators Monday. A bill concerning credit-card fees will cost $30 million in the third quarter.
Wells Fargo noted in the filing that the latest financial regulations, called the Dodd-Frank Wall Street Reform and Consumer Protection Act, include provisions that will take years to go into effect, and that the ultimate costs aren’t known. Still, the San Francisco-based bank cautioned, the bill “could result in a loss of revenue, require us to change certain of our business practices, limit our ability to pursue certain business opportunities, increase our capital requirements and impose additional assessments and costs on us.”
Wells Fargo also said it settled a patent infringement lawsuit with Data Treasury Corp. in June. The bank was among more than 50 defendants in the case. The cost of the settlement didn’t have a “material adverse result” on second-quarter results, Wells Fargo said.
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3.	Despite Claims, Reform Law Provides Plenty of Exemptions By Cheyenne Hopkins August 10, 2010 — American Banker
WASHINGTON — Although the Obama administration sought to avoid granting carve-outs as part of the regulatory reform bill, the final law is riddled with them.
Virtually every industry achieved some form of exemption while some specific companies, such as General Electric and Fidelity Investments, scored individual wins that will likely prevent them from being considered a threat to the economy, a status that would subject them to higher capital requirements.
While large banks received the fewest carve-outs, even they won some flexibility to work around certain provisions, and observers said more opportunities for further carve-outs are likely.

“It’s sort of riddled with exemptions and loopholes and carve-outs,” said Raj Date, the chairman and executive director of the Cambridge Winter Center for Financial Institutions Policy.
Throughout the legislative process, the administration repeatedly warned it would veto a bill that exempted certain industries or companies from the law’s toughest requirements. For example, the administration said it would reject a bill that exempted auto companies from oversight by the Consumer Financial Protection Bureau.
But the final law, which the president signed and praised, included just such an exemption, in addition to dozens of others.
“It never had credibility,” said Mark Calabria, director of financial regulations studies at the Cato Institute, of the veto threat. “It was a joke and everyone knew it. I’m of the philosophy that you should not make hollow threats that you cannot follow through. You just lose credibility.”
Ed Yingling, the president and chief executive of the American Bankers Association, said the loopholes were to be expected with such a massive bill.
“In some cases, the regulations just on public policy should not apply to institutions, and in other cases it’s just pure classic log rolling to get the bill passed,” he said.
Although they are hard to spot in the legislation, some specific companies appeared to win exemptions from key parts of the bill. For example, some analysts say GE could be excluded from systemic-risk designation.
The law defines a nonbank systemic company as one that is predominantly engaged in financial activities, a definition that includes whether the annual gross revenues derived by the company and all of its subsidiaries from activities that are “financial in nature” represent 85% or more of the consolidated annual gross revenues of the company.
Analysts said GE has a ratio closer to 83%, which means they are unlikely to be designated as systemically important.
Similarly, Fidelity also seemed to win an exemption from systemic-risk requirements.
Given the nearly $1.3 trillion in mutual fund assets under its management, some observers had expected the Boston firm to be considered systemically important.
But the final bill said any such determination must turn on how interconnected a firm is with other institutions. As a result, Fidelity is likely to escape such a designation.
The exemptions were made at the behest of individual lawmakers in order to help ensure the bill had enough necessary support to pass. Fidelity’s fate, for example, was important to Sen. Scott Brown, R-Mass., a key GOP swing vote who was critical to the bill’s passage.
The exemptions “are a result of political horse trading,” said Kip Weissman, a partner at Luse Gorman. “Some of them make sense and some of them don’t.”
The more obvious exemptions in the law are broad ones directed at different industries.

For example, in addition to auto dealers, the law exempted plenty of other industries from oversight of the CFPB, including real estate brokers, broker-dealers, investment advisers, accountants, tax preparers and lawyers.
The auto dealer exemption, in particular, struck many as inappropriate.
“There is no reason to create a consumer bureau that doesn’t cover auto dealers,” Date said.
Lawrence White, a professor at Stern School of Business at New York University, said auto dealers argued they shouldn’t be included because they did not cause the crisis.
“My view is they aren’t any better than anyone else on consumer issues, so if you thought it was about consumer issues the auto dealers shouldn’t have been exempted,” he said.
Community banks with assets of less than $10 billion are also exempt from CFPB enforcement, but they must comply with the agency’s rules and can be subject to backup examinations.
Some in the industry see that as a big win for smaller banks.
“It’s a culmination of decades of work we’ve done to differentiate the community banks in terms of its regulation from the larger institutions,” said Steve Verdier, senior vice president and director of congressional relations for the Independent Community Bankers of America.
But Yingling argued it was not much of a carve-out.
“It’s not an exemption,” he said. “You are still subject to all the rules and they have very broad backup authority.”
Small banks also won critical exemptions on provisions related to capital, executive compensation, derivatives regulations and internal controls.
For example, the law says that trust-preferred securities can no longer count as Tier 1 capital but grandfathers existing trust-preferreds at firms with less than $15 billion of assets. Banks with less than $500 million of assets would be totally exempted from the new rule.
Small banks were also ostensibly exempted from restrictions on interchange fees for debit cards. The Dodd-Frank Act requires the Federal Reserve Board to ensure such fees are “reasonable and proportional,” but exempts card issuers with $10 billion or less of assets in addition to debit cards issued by a government entity and prepaid cards.
But some said that exemption could end up being meaningless.
“The interchange exemption is an example of a small-bank exemption which may be eroded by market forces,” Weissman said.
The final law also provides exemptions to the Volcker Rule to ban proprietary trading and investing in hedge funds or private equity. Although it was contemplated as a total ban, the final measure allows banks to own as much as 3% of the interests of a fund, with a collective cap that cannot exceed 3% of a bank’s Tier 1 capital.

The law also exempts several items from the prop trading ban, including government obligations, underwriting or market-making related activities, risk-mitigating hedging activities, insurance activities and Small Business Administration small-business investment company investments.
The law even adds exemptions to existing regulations.
Although the law reinforces a ban that prohibits a bank from buying another institution if it results in it controlling more than 10% of domestic deposits, Dodd-Frank provides an exemption if the institution being purchased is in danger of default.
The law also leaves regulators with substantial leeway to create more exemptions.
For example, although Dodd-Frank expands the Fed’s 23a provision restricting bank transactions with affiliates, it lets the federal banking regulators grant case-by-case exemptions.
New derivatives regulations also include a long list of carve-outs, with regulators able to provide even more flexibility if necessary.
“It’s almost to be expected with such an enormous amount of discretion given to the regulators,” said Joseph Engelhard, senior vice president of Capital Alpha Partners LLC.
“Particularly in the area of systemically important nonbanks when you try to impose a bank regime on insurance companies, hedge funds you have to leave room for exemptions and toughening of the rules.”
White said he expected the Fed to use its leeway to grant exclusions.
“If somebody can come in and tell a really convincing story, I think the Fed will listen and sometimes act on it,” he said.
Bill Longbrake, a former vice chairman of Washington Mutual who is now an executive-in-residence at the University of Maryland, said the rulemaking implementation of the bill provides for further loopholes.
“It will go through the rulemaking process, so they will have to spell out in the rulemaking process the criteria they will use to grant exemptions,” he said. “At least then there will be opportunity if the exemptions were intended for the law.”
But he said some flexibility is necessary.
“I’m not particularly concerned one way or another on the exemptions,” he said. “That’s a part of the process. In my past experiences when legislation was written too tightly it has often led to problems.”
But some said it could weaken the intent of the bill.
Daniel Crowley, a partner at K&L Gates, said the Volcker Rule was “paired back for political necessity.”
“The regulations have tremendous discretion for further exemptions,” he said.

When lawmakers, as expected, take up a corrections bill to amend the law, some see more opportunities for further carve-outs.
“The corrections will add exemptions because there are probably still people who got hurt by this and didn’t get what they wanted from lobbying,” Calabria said.
“Some of the exemptions will probably be clarified but I really would not be shocked if more is added rather than deleted. The people who got something are going to fight for it.”
Jaret Seiberg, an analyst with Concept Capital, agreed.
“It probably would be impossible to do a massive corrections bill and not address the exemptions,” Seiberg said.
“You’ll see tweaking along the edges but our general view on corrections is it is going to be a movement to loosen some of the most onerous provisions.”
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4.	Citi Bolsters Commercial Card Features By Andrew Johnson August 10, 2010 — American Banker
Citigroup Inc. on Monday unveiled commercial card features aimed at giving companies more control over meeting and event spending.
The Citi Meeting Card’s capabilities include a declining balance function that deducts the amount of credit available on specific accounts as purchases are made.
Instead of resetting a card balance when a payment is made, the balance continues to decrease as a commercial cardholder makes purchases for specific events.
“The balance would continue to come down each month, and only the amount left from the original allocation could be used by the meeting planner,” Paul Horn, global product manager for commercial cards at Citi, said in an interview. The feature had been available to U.S. commercial customers for several years but has since been rolled out to all commercial customers globally, he said.
The Citi card’s new features also let commercial customers generate virtual-card accounts in real time for specific projects and events, and can integrate with clients’ meetings management software.
“We know this is a very large purchasing category and one more often than not that doesn’t have a lot of visibility and control,” Horn said.
The New York banking company had been working to develop commercial card features for the last couple of years, “but the downturn in the economy and the pullback in spending on meetings and events” prompted Citi to speed up its deployment, he said.
With spending in these categories increasing again, “the time seems right for us to launch into market with our new global solution,” Horn said.

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5.	Tarp Report Shows Value of Warrants By Matt Monks August 10, 2010 — American Banker
One of the trickiest questions facing bailed-out banks that still have to repay federal aid may have just gotten easier.
The Treasury Department last week released its most comprehensive report on how it has unloaded warrants in more than four dozen lenders that have repaid the Troubled Asset Relief Program.
The data gives banks more insight into how much their warrants are worth and shows that investors have a healthy demand for these somewhat-novel securities at auction, experts said.
Failure to agree on price was a big reason that 13 of the 50 banks that repaid the government as of June 30 decided to let the Treasury auction their warrants rather than repurchase them.
The 28-page “Warrant Disposition Report” is the Treasury’s second six-month update on this topic. It goes deeper than the first one in January and gives the more than 200 banks that still hold federal aid new grist for negotiations with Uncle Sam, experts say. After repaying the government, banks have about two weeks to decide whether to buy back the warrants or let them go to market.
KeyCorp, Huntington Bancshares Inc., M&T Bank Corp. and a handful of other midsize banks still have their federal aid.
“The more you know how these auctions have gone, there is going to be less of a gap between what you can negotiate and what you can get at auction,” said Linus Wilson, an assistant professor of finance at the University of Louisiana at Lafayette who has studied warrant sales. “The banks that are negotiating to buy back their warrants will look at both of these reports very closely.”
The warrants give the holder the right to buy a company’s common shares at a set price for up to 10 years from their issue date. Most expire in 2018 or 2019.
The Treasury took them as a reward for helping banks through the crisis but came under pressure to sell them late last year. Figuring out exactly how much the warrants were worth was tough. These types of securities had never really traded en masse before. A lot of banks’ share prices are lower than the so-called “strike price” of the warrants, complicating valuations. The heads of some companies like JPMorgan Chase & Co. said the Treasury was asking for too much money. They opted to let the government sell its warrants to outside investors.
The report showed that investor interest has tended to be highest in auctions that involved smaller companies with the fewest warrants up for grabs, like TCF Financial Corp. and First Financial Bancorp.

TCF’s auction was 18.3 times oversubscribed, meaning that bids exceeded the number of warrants offered for sale by more than 18 times. First Financial’s auction was 10.3 times oversubscribed. The ratio at JPMorgan Chase’s auction was 6.5 times and at Wells Fargo & Co.’s, 3.9.
The report also showed that only one of the 13 banks that went the auction route — Wells Fargo — had repurchased its own securities. Though it was public knowledge that Wells had won back some of its warrants at auction in May, it was not clear whether other companies had done so.
Experts say there are several reasons why most banks did not buy any of their warrants.
For one thing, they had made it clear that they were not desperate to repurchase them when they let them be sold off, so they probably did not bid aggressively.
Also, the timing of Wells Fargo’s auction gave it a unique chance to repurchase its own shares. A large offering that included warrants from Zions Bancorp. just before the Wells Fargo auction on May 20 probably sapped demand, analysts said. Also, the markets were unusually soft that day, which may have prompted Wells to repurchase about 70 million of the 110 million of warrants up for grabs to ensure that the auction did not fail for lack of demand.
“Had Wells Fargo not participated in the auction, it would have gone quite poorly,” said Gary Townsend, the chief executive officer of Hill-Townsend Capital LLC. “I think they were in there supporting the auction.”
The report also said that seven of the 13 never bid to repurchase their warrants in the run-up to their auctions. The seven are: Bank of America Corp., Washington Federal Inc., Signature Bank, Texas Capital Bancshares, PNC Financial Services Group Inc., Comerica Inc. and First Financial Bancorp.
Wilson, the Louisiana professor, speculated that some banks were wary of bidding on their own warrants for fear of sending a mixed signal with a lowball bid.
“They either don’t want to repurchase them or they are reluctant to make a bid because they know their bid is going to be disclosed,” Wilson said. “In one sense shareholders want you to get your best deal. In another sense, your shareholders don’t want you to say your warrants aren’t worth very much.”
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6.	Fed Will Meet With Concerns on Deflation Rising By Sewell Chan August 9, 2010 — New York Times
WASHINGTON — The Federal Reserve will meet on Tuesday faced with a pivotal decision about whether to abandon its presumption that the economy is gradually picking up steam and begin to consider new steps to keep the recovery from sputtering out.

A string of developments, including the weak jobs report last Friday, has altered the sentiment within the central bank, leading Fed policy makers to stop worrying for the moment about the increasingly remote prospect of inflation. Instead, they are increasingly focused on the potential for the economy to slip into a deflationary spiral of declining demand, prices and wages.
Economists, including former Fed officials, say the central bank’s interest rate policy committee is likely, at the least, to acknowledge the slowdown in the recovery, and to discuss steps like reinvesting the proceeds from its huge mortgage-bond portfolio, which could help the economy by keeping more money in circulation.
Not since 2003 has the prospect of deflation been taken so seriously at the Fed, and not since the 2008 financial crisis have the markets been looking so closely to it for guidance. With Congress unwilling to embark on substantial new stimulus spending, the Fed has the only tools likely to be employed anytime soon in response to the economic warning signs.
The Fed’s chairman, Ben S. Bernanke, and other officials believe that the Fed, having lowered interest rates all the way to zero in 2008, still has the ability to avoid deflation. But they are also concerned that any new dose of monetary medicine could carry unintended side effects, making it harder to normalize policy in the future.
Complicating matters, a vocal minority of Fed officials is skeptical that deflation — a spiral of falling wages and prices, which Japan’s economy has experienced since the 1990s — is even a worry.
“The outcome of this meeting is more uncertain than in any in at least the last year,” said Laurence H. Meyer, a former Fed governor.
At the Fed’s last meeting, in June, the prospect of deflation was discussed for the first time this year.
Alan Greenspan, the Fed chairman for 18 years until he retired in 2006, said Friday that the economic outlook had darkened. “It strikes me as a pause in the recovery, but a pause in this type of recovery feels like a quasi-recession,” he said.
He added: “At this particular moment, disinflationary pressures are paramount. They will not last indefinitely.”
Mr. Greenspan said there had been “some evidence of a pickup in inflation” until the Greek debt crisis took hold in the spring. But the resulting uncertainty drove down long-term interest rates — the yield on the benchmark 10-year Treasury note fell to 2.82 percent on Friday, the lowest level since April 2009, and barely budged Monday — in a reflection of what Mr. Greenspan called continuing problems in the financial markets.
Mr. Greenspan declined to make recommendations or predictions for Fed policy, but on Wall Street, there is already talk that the Fed could begin a new round of quantitative easing — buying financial assets to hold down long-term interest rates and increase the supply of money.
Jan Hatzius, chief United States economist for Goldman Sachs, predicted on Friday that the Fed would begin a new round of asset purchases — which could include at least $1 trillion worth of Treasury securities — late this year or early next year. He revised down his forecast for the growth of gross domestic product in 2011 to 1.9 percent from 2.4 percent.

He also predicted that unemployment would hit 10 percent in the second quarter of next year.
Among the voting members of the central bank’s policy-setting Federal Open Market Committee this year, the presidents of the Fed’s Boston and St. Louis district banks have warned recently about the threat of deflation, while the Kansas City bank president is known for his view that inflation, the Fed’s traditional enemy, remains the greatest threat. But it is Mr. Bernanke who holds the most say over the outcome.
Randall S. Kroszner, a former Fed governor, said the committee was certain to alter its outlook in its statement on Tuesday.
“I think the language will broadly change to acknowledge the moderation in the pace of the recovery,” he said.
Mr. Kroszner said it seemed increasingly likely that the Fed could announce that it would reinvest the cash it receives as the mortgage bonds it holds mature, rather than letting its balance sheet gradually shrink over time.
In March, the Fed completed its purchase of $1.25 trillion in mortgage-backed securities. A decision to reinvest the bond proceeds in other mortgage-related securities, or in Treasuries, would be largely symbolic but carry great weight, as it would signal concern about the economy, and also make clear that an “exit strategy” from easy monetary policy was not imminent.
The Fed might also be poised to discuss two other options: lowering the interest rate it pays on the roughly $1 trillion in reserves that banks are keeping at the Fed in excess of what they are required to, and altering the “extended period” language it has been using to describe how long short-term interest rates will remain at “exceptionally low” levels.
Frederic S. Mishkin, another former Fed governor, said that most recoveries hit speed bumps, and that economic indicators contained considerable statistical “noise.” He said the Fed would be prudent not to overreact.
“It’s not clear the Fed needs to ease at this point,” Mr. Mishkin said. “If the recovery gets back on track they are still going to have to worry about an exit strategy. Quantitative easing is not a trivial matter. The expansion of the balance sheet leads to many complications for the Federal Reserve.”
But Mr. Meyer, the former Fed govenor, said the committee should take into account not just the probability of various outcomes, but the potential damage associated with each of them.
“Because the cost of a slowdown in growth is so dramatic relative to that of higher inflation, they should follow the risk-management strategy that Greenspan espoused during the last deflation scare,” he said.
During that period, in 2002-3, the Fed kept interest rates low, as the economy recovered from the 2001 recession, to guard against deflation. Those fears did not come to pass. But some now say the Fed kept rates too low for too long, feeding the housing bubble.
“It is by no means a slam dunk,” Mr. Meyer said of the Fed’s decision.

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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON
AUGUST 10, 2010
1. Some Deals Get the Summertime Blues The New York Times (The Deal Professor blog)
For those who have been more focused on the big business events over the summer, including most recently Marc V. Hurd’s messy departure from Hewlett-Packard, there have been several interesting events occurring under the radar. TD mentioned. See full story
2. TD Ameritrade awash in cash The Globe and Mail (Streetwise blog)
TD Ameritrade’s decision to buy back up to 30-million shares — a purchase that could top $500-million — underscores the fact that its strong cash flow generation is posing financial policy questions for its management team, Moody’s pointed out in a note Monday afternoon. Just what should TD Ameritrade do with all that cash? TD mentioned. See full story
3. Royal Bank Said to Seek Buyers for Its U.S. Insurance Unit Liberty Life Bloomberg
Royal Bank of Canada, the country’s worst-performing bank stock this year, has approached potential buyers for a U.S. insurance unit it acquired for $650 million a decade ago, said people with knowledge of the matter. See full story
4. Insurers find their market math doesn’t work The Globe and Mail
There’s a joke that says an actuary is someone who would rather be completely wrong than approximately right. Unfortunately for investors, insurance companies and their armies of actuaries are turning out to be dead wrong about markets far too often. See full story
5. Great-West Lifeco sells C$500 mln notes Reuters
Great-West Lifeco (GWO.TO) sold C$500 million ($485 million) of 10-year notes, according to a termsheet seen by Reuters on Monday. See full story
6. Wells Fargo: New Financial Rules to Cost $530 Million The Wall Street Journal
Wells Fargo & Co. reiterated that new regulations on overdraft and credit-card fees will cost the bank about $530 million this year in lost revenue. See full story
7. Former Norshield executives penalized millions by OSC The Globe and Mail
The Ontario Securities Commission has ordered two former executives of Norshield Asset Management (Canada) Ltd. to pay $2.1-million each in penalties after concluding they knowingly misled investors about the financial state of the fund before its collapse. See full story
8. Discount brokerages attracting younger generations of investors National Post (Wealthy Booomer blog)
While new account growth at Canada’s discount brokerages has slowed considerably this year compared to rapid growth in 2009, younger investors are starting to discover the merits of self-directed online investing. TD Waterhouse mentioned. See full story
9. Late payments will cost you; Not keeping up with your bills leads to late fees, a tougher time getting credit The Vancouver Sun
Ever sent in a late bill payment? You’re not alone. Think there’s no consequences to sending a late payment? You’re not alone there either, according to a survey that shows 54 per cent of Canadians report missing bill payments and 43 per cent of them don’t think that’s a problem. Carrie Russell (SVP, Retail Banking, TD Canada Trust) quoted. See full story
10. WILL FED EASE AGAIN?; Debate rages over chances of righting economy National Post The prospect of further stimulus from the U.S. Federal Reserve has helped stock markets get past another gloomy U.S. jobs report, but debate is intensifying as to whether it will actually help put the world’s biggest economy back on track. David Green (TD Securities) quoted. See full story
11. Julian Knight: Don’t forget ‘Old Europe’ if looking for investment growth The Independent on Sunday (London, UK)
Two out of three independent financial advisers now think that their clients ought to invest more in countries such as China, India, Brazil, Russia and the other emerging economies, according to research from Barings. Hallelujah! TD Waterhouse mentioned. See full story
12. Ex-Statscan chief urges last-minute reversal on census The Globe and Mail
Statistics Canada’s dismal July jobs report made the country’s employment situation look far worse than it actually is, prompting economists to question how the agency counts the country’s 17 million workers. Francis Fong (TD Economics) quoted. See full story
13. Trees are tops in Durham; Benefits of urban forests go beyond the environment Newsdurham.com
Aside from teenagers who have to rake leaves in the fall, people love having trees on their property and in their community. TD Friends of the Environment Foundation mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Some Deals Get the Summertime Blues
The New York Times (The Deal Professor blog)
08/10/2010
STEVEN M. DAVIDOFF
For those who have been more focused on the big business events over the summer, including most recently Marc V. Hurd’s messy departure from Hewlett-Packard, there have been several interesting events occurring under the radar.
Here is a look at some of them:
The South Financial Group
The South Financial Group is another distressed bank. On May 17, it announced that it would be acquired by Toronto-Dominion Bank. Taxpayers take note: In connection with the deal, the Treasury Department would sell to Toronto-Dominion its South Financial stock and warrants, valued at $347 million, that it received in connection with its banking bailout under the Troubled Asset Relief Program. The sale price is $130.6 million. Ouch.
In connection with the deal, South Financial issued 100 shares of new preferred stock to Toronto-Dominion with a 39.9 percent voting interest. This is a trick that was used in the Bear Stearns/JPMorgan Chase and Wachovia/Wells Fargo deals: issue voting preferred to the buyer to ensure that the vote goes the right way.
In the Bear Stearns and the Wachovia deals, the parties were able to do this, despite a requirements by the New York Stock Exchange and the Nasdaq Stock Market that there be a shareholder vote prior to the company issuing more than 20 percent of its voting stock. The parties were able to sidestep this requirement because of an exception in cases where it “would seriously jeopardize the financial viability of the listed company.” In those cases, neither the N.Y.S.E. nor the Nasdaq protested.
Back in June, Toronto-Dominion disclosed in an S.E.C. filing that the Nasdaq did object to the South Financial stock issuance and had refused to provide this approval.
But South Financial intends to proceed with the issuance anyway, daring the Nasdaq to delist it. And so what if it does? The only penalty to the company is to be delisted. The bank is organized under the laws of South Carolina, but in Delaware the courts have ruled that there is no cause of action against a board for allowing the company to be delisted. South Carolina courts are expected to rule similarly.
I spoke with James R. Gordon, senior executive vice president and chief financial officer of South Financial, earlier on Monday to ask him about the status of this issuance. According to him, a notification that it is proceeding will be in the mail to shareholders in the next 48 hours. So the deal continues to move along. It thus appears that Toronto-Dominion will have the necessary shares to vote in favor of what appears to be a good deal for itself.
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2. TD Ameritrade awash in cash
The Globe and Mail (Streetwise blog)
08/10/2010
TARA PERKINS
TD Ameritrade’s decision to buy back up to 30-million shares — a purchase that could top $500-million — underscores the fact that its strong cash flow generation is posing financial policy questions for its management team, Moody’s pointed out in a note Monday afternoon. Just what should TD Ameritrade do with all that cash?
The company, whose biggest shareholder is Toronto-Dominion Bank, had nearly $1.1-billion of available liquid assets at the end of June and generates about $200-million in free cash flow per quarter, according to Moody’s.
One of the directors on TD Ameritrade’s board, which will be tasked with deciding what to do with the cash, is, as of Monday, Karen Maidment, a former chief financial officer at Bank of Montreal who left after an extended medical leave.
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3. Royal Bank Said to Seek Buyers for Its U.S. Insurance Unit Liberty Life

Bloomberg
08/10/2010
ZACHARY R. MIDER and SEAN B. PASTERNAK
Royal Bank of Canada, the country’s worst-performing bank stock this year, has approached potential buyers for a U.S. insurance unit it acquired for $650 million a decade ago, said people with knowledge of the matter.
Goldman Sachs Group Inc. has been soliciting buyers for Liberty Life Insurance Co. on behalf of Canada’s biggest bank for several months, said the people, speaking on condition of anonymity because the talks are private. The business is likely to fetch less than $1 billion in a sale, they said.
Chief Executive Officer Gordon Nixon is reorganizing the U.S. operations of the Toronto-based lender after a decade of growth through acquisitions. He cut more than 1,000 jobs and pared commercial lending after taking a C$1 billion ($973 million) writedown last year. The U.S. business has contributed to eight straight quarterly losses at the bank’s international unit.
Nixon, 53, said in a March interview that “everything is on the table,” to fix the U.S. consumer bank, including a sale, merger, or acquisition.
Kerry Gaetano, a spokeswoman at Royal Bank, declined to comment, saying the lender doesn’t comment on rumor and speculation. Andrea Rachman, a Goldman spokeswoman in New York, declined to comment.
U.S. Acquisitions
Royal Bank entered the U.S. insurance business with the purchase of Liberty Life, along with several other related insurance units, from Liberty Corp. of Greenville, South Carolina.
The bank has spent more than $7 billion on U.S. acquisitions since 1998, according to Bloomberg data, including the purchases of Dain Rauscher Corp. and Centura Banks Inc. in 2001.
In the fiscal second quarter, Royal Bank’s insurance profit fell 5.3 percent to C$107 million due in part to higher claims costs. The U.S. unit accounted for almost a third of the bank’s insurance revenue of C$1.33 billion in the period. The overall U.S. banking business contributed about a quarter of the lender’s 2009 revenue of C$29 billion.
The company is scheduled to release fiscal third-quarter results on Aug. 26.
Royal Bank rose 47 cents to C$53.45 in Toronto Stock Exchange trading yesterday. The stock has fallen 5.2 percent this year, the worst performer among the nine banks in the Standard & Poor’s/TSX Banks Index.
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4. Insurers find their market math doesn’t work

The Globe and Mail
08/10/2010
BOYD ERMAN
Pg. B2
There’s a joke that says an actuary is someone who would rather be completely wrong than approximately right. Unfortunately for investors, insurance companies and their armies of actuaries are turning out to be dead wrong about markets far too often.
First, it was monoline bond insurers and American International Group blowing up because of the protection they sold against bond defaults. Now it’s Manulife Financial Corp. destroying shareholder value because of its handling of what are essentially insurance contracts on stocks.
Manulife has a $114-billion portfolio of so-called variable annuity products that promised buyers certain returns from the stock markets. Since stock markets aren’t providing those returns, Manulife is on the hook to make good on the promises unless markets come back.
The result in the second quarter was a $2.4-billion loss; Manulife took a $1.7-billion charge to cover reserves for future payouts on equity products after the Standard & Poor’s 500 slid almost 12 per cent in the quarter.
Few companies can predict markets, but insurers may be among least qualified to try. Most of them build their cultures around adherence to actuarial tables. Actuaries are pretty good at predicting death rates, or even accident rates. But the past few years have shown that when it comes to forecasting investment returns, most mathematical models just don’t work. Financial markets have too many dynamics that the models have trouble accurately capturing.
Stock and bond markets have correlations that death or accident or fire don’t. When a person dies in Toledo, unless it’s the beginning of an epidemic, their passing has no discernible knock-on effect on the death rate in Toronto. The same is true of a fire starting in Seattle, or a car accident in Paris.
When stocks or bonds in one part of the market start to move strongly one way, that can — and usually does pull — other markets along, all around the globe. Markets can also be moved en masse by human psychology and decisions in ways that fires and deaths and accidents never can.
Manulife executives have long held the view that markets would always bounce back and put the portfolios onside, so hedging against market losses was a needless cost. That’s why the company didn’t hedge for years.
Then came the financial crisis of 2008, when the markets got hammered and Manulife disclosed a $1.9-billion quarterly loss that was, until last week, a record. That loss prompted a capital raise and a dividend cut, as well as a new-found love for hedging.
But it’s a half-hearted love. Buying insurance against the volatility in earnings variable annuities is never going to be cheap, something Manulife still seems to have trouble dealing with. The company hedged any new variable annuity business in the most recent quarter, but said that “prevailing market conditions” stopped it from continuing to put hedges on the roughly 50 per cent of its portfolio that is still naked and swinging in the market’s breeze.
Those prevailing market conditions may be here for some time. A fundamental shift in supply and demand appears to be taking place in derivative markets, meaning Manulife is just going to have to get its corporate head around paying more for protection.
The supply of the long-term equity derivatives that Manulife needs has declined significantly. The main sellers have historically been investment banks and other insurers. Some of the investment banks have failed, while others have scaled back business lines such as derivatives sales because of losses.
On top of that, new financial regulations that require banks and insurers to hold more capital are making traditional sellers of those derivatives even more wary. Those that are still selling are building in more potential volatility, driving up prices.
On the demand side, Manulife must compete with other insurers that are looking to hedge their books as their sales of variable annuities begin to rise again.
Demand is up. Supply is down. Hedges seem unlikely to get cheaper soon.
For Manulife, it would be better to pay up now and get the hedging program done, because even if the actuaries are proved right in the end that it was cheaper to go it hedge-free, that simplistic view doesn’t reflect one number that Manulife shareholders are now painfully familiar with: $32-billion.
That’s the lost stock market capitalization for Manulife over the past two years. It’s the cost of lost credibility and stability. It may not show up in the actuarial models, but Manulife shareholders know that it is real money all the same.
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5. Great-West Lifeco sells C$500 mln notes
Reuters
08/10/2010
PAM NIIMI and DIANE CRAFT
Great-West Lifeco (GWO.TO) sold C$500 million ($485 million) of 10-year notes, according to a termsheet seen by Reuters on Monday.
The 4.65 percent notes were priced at par to yield 156.7 basis points more than the Canadian government benchmark.
The notes were sold through the investment dealer arms of Royal Bank of Canada and Bank of Montreal. ($1=C$1.03)
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6. Wells Fargo: New Financial Rules to Cost $530 Million

The Wall Street Journal
08/10/2010
ERIK HOLM and MARSHALL ECKBLAD
Wells Fargo & Co. reiterated that new regulations on overdraft and credit-card fees will cost the bank about $530 million this year in lost revenue.
Amendments to overdraft rules, as well as the bank’s own voluntary policy changes, will reduce the bank’s after-tax revenue by $225 million in the thirdquarter and $275 million in the fourth quarter, the San Francisco bank said in a quarterly filing with the Securities and Exchange Commission. A separate bill concerning credit-card fees will cost $30 million in the third quarter. The bank previously disclosed those figures to investors on July 21.
Wells Fargo noted in the filing that the latest financial regulations, called the Dodd-Frank Wall Street Reform and Consumer Protection Act, include provisions that will take years to go into effect, and their total ultimate costs aren’t known. Still, the bank cautioned, the bill “could result in a loss of revenue, require us to change certain of our business practices, limit our ability to pursue certain business opportunities, increase our capital requirements and impose additional assessments and costs on us.”
Investors have been closely watching to see how much revenue banks think they will lose after Congress and the Federal Reserve finish enacting more than 200 rules and regulations. Some of those rules have gone into effect or will do so very shortly, though regulators could take years to craft and enact others.
Wells Fargo also said it settled a patent infringement lawsuit with Data Treasury Corp. in June. The bank was among more than 50 defendants in the case. The cost of the settlement didn’t have a “material adverse result” on second-quarter results, Wells Fargo said.
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7. Former Norshield executives penalized millions by OSC
The Globe and Mail
08/10/2010
JANET McFARLAND
Pg. B3
The Ontario Securities Commission has ordered two former executives of Norshield Asset Management (Canada) Ltd. to pay $2.1-million each in penalties after concluding they knowingly misled investors about the financial state of the fund before its collapse.
Former chief executive officer John Xanthoudakis and former president Dale Smith must pay $2-million each for breaches of the Ontario Securities Act, plus an additional $125,000 each for misleading staff during the investigation of the fund’s collapse.
The commission also ordered the two men to jointly pay $295,000 to cover costs of the OSC’s investigation of the case.
The OSC hearing panel said sanctions in the case “should be sufficient to send the message that breaching the duty to deal fairly, honestly and in good faith with clients ... will not be tolerated in Ontario capital markets.”
Norshield, a once high-flying hedge fund with $1-billion in assets under management, collapsed in 2005 amid a flurry of investor redemptions.
The OSC said 1,900 retail investors lost at least $159-million in Canada after Norshield’s senior executives artificially inflated the value of the fund’s units in 2004 and 2005, giving investors a false impression about the health of the fund.
The commission also concluded Mr. Xanthoudakis and Mr. Smith misled OSC staff by telling them a majority of Norshield funds had been invested with U.S. hedge fund managers when the money had been transferred to offshore funds.
Both men are also both banned for life from being registered to work in the securities industry, from trading securities (with some exceptions for their own RRSPs) and from acting as a director or officer of any registered company.
Lawyer Alistair Crawley, who is representing Mr. Xanthoudakis and Mr. Smith, said Monday he could not comment in detail on the OSC ruling, but that the two men will appeal both the decision and the penalties imposed.
The men told an OSC hearing panel that their actions did not warrant the high penalties proposed by OSC staff, arguing one count involved a breach of an OSC rule rather than a Securities Act violation, and the other breaches have not warranted such high payments in the past.
They also said they did not personally profit from the fund’s trading, and said they were in “crisis mode” when they met with OSC staff and thought they would have a follow-up interview where they could provide more information.
The OSC decision also prohibited a third executive, Peter Kefalas, from working in the securities industry for two years, but did not impose any monetary penalties on him. Mr. Kefalas was the firm’s designated compliance officer, but the commission said he played a lesser role in operations and he did not believe he was actually responsible for monitoring the firm’s compliance.
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8. Discount brokerages attracting younger generations of investors
National Post (Wealthy Booomer blog)
08/10/2010
JONATHAN CHEVREAU
While new account growth at Canada’s discount brokerages has slowed considerably this year compared to rapid growth in 2009, younger investors are starting to discover the merits of self-directed online investing.

Maybe they’re not as young as the fabled e-trade baby (pictured, left) but the average age of discount brokerage customers is now 45, compared to an average of 50 years in 2009, according to a June study released by J.D. Power & Associates.
That age 50 average last year was clearly a baby boomer, since 50-year olds in 2009 would have been born in 1959. The boomers are generally considered to have been born between 1946 (right after world war II) and 1964. I sometimes quip that a real baby boomer missed Hitler’s death but was around for JFK’s assassination.
By contrast, the average age of 45 in 2010 represents a younger demographic: those born in 1965. That would be Generation X, according to Wikipedia.
After looking at the JD Power relaese about the 2010 Canadian Discount Brokerage Investor Satisfaction Study, I had to do a google search to clarify all these generational references.
40% of online investors now Gen X or Gen Y
According to JD Power, 40% of self-directed investors in 2010 are Generation X and Generation Y compared to only 26% in 2009. The release explains that Gen X and Gen Y are aged 18 to age 39, but that’s not what Wikipedia says. It says that according to Schuman and Scott, Gen X were born between 1965 and 1980, making their age range 30 to 45 in 2010. Generation Y, also called the Millennials, were born between 1981 and 2001, making their age range 9 to 29 in 2010.
On the other hand, according to the US Census Bureau, Gen X was born between 1964 and 1976 (age range 34 to 46 in 2010) and Echo Boomers were born between 1976 and 1994 (age 16 to 34 in 2010).
So what does this have to do with online investing? JD Power’s senior director Lubo Li said this in the release:
This change in discount brokerage investor demographic profile coincides with an increase in the proportion of online interactions between self-directed investors and their primary firms in 2010, as well as an increase in the importance of the online channel as a driver of overall satisfaction.
The fact is it’s getting tougher to find new clients. In 2009, 31% of discount brokerage investors reported opening a new account in the last two years but this fell to only 14% in 2010. Clearly the winning firms need to provide what Li terms a “highly satisfying investor experience.”
Disnat again leads in customer satisfaction
The investor satisfaction study of 2,835 discount customers in May looked at six measures, including statements, trading charges and fees and problem resolution. For the second year in a row, Disnat ranked highest with a score of 725 out of 1,000 compared to an industry average of 707. The only two other firms beating that were BMO Investorline with 720 and National Bank Direct Brokerage wih 716.
Below the industry average, and in descending order, were RBC Direct Investing and TD Waterhouse both with 706, Questrade with 686, ScotiaMcLeod Direct Investing with 679, CIBC Investor’s Edge at

668 and Scotia iTrade at 668.
Despite the many competitors, Li said he has yet to see the industry take major action to simplify fee structures and lower trading charges to the degree American discount brokers have over the last two years.
As boomers retire and wealth builds for young, industry focus will shift
Clearly, as boomers start to retire and move to bonds and annuities, the industry’s focus will increasingly shift to the younger generations that are only just beginning to build wealth — the same people who have embraced social networking and mobile devices. The survey found that while 13% of discount brokerage customers have access to mobile investing, only 4% use these features. But another 13% are interested in having mobile access to their investment accounts, and the proportion is higher — 22% — among Gen X and Gen Y investors.
The proportion of online customers who have a Tax Free Savings Account (TFSA) grew from 25 to 33%. For most boomers, the TFSA came too late in the game to become a major component of their wealth but for Gen X and Gen Y, it’s arguable TFSAs will eventually become more important than RRSPs if they ever make contribution limits comparable.
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9. Late payments will cost you; Not keeping up with your bills leads to late fees, a tougher time getting credit
The Vancouver Sun
08/10/2010
KIM COVERT
Pg. C7
Ever sent in a late bill payment? You’re not alone.
Think there’s no consequences to sending a late payment?
You’re not alone there either, according to a survey that shows 54 per cent of Canadians report missing bill payments and 43 per cent of them don’t think that’s a problem.
“It’s not very hard to do [even] with the best intentions; think about how many times you’ve filled out the cheque, folded the bill, put it in an envelope, stuck the stamp on it, put it in your purse, only to find it two weeks later,” says Carrie Russell, senior vice-president of TD Canada Trust, which commissioned the survey by Environics Research Group.
“The biggest sticker shock is that 43 per cent think that there are zero consequences. That’s kind of dangerous behaviour.”
One of the consequences of paying a bill after the due date shows up on the next month’s bill: late fees.

Some companies charge a flat rate, others charge a percentage of the outstanding bill.
For someone who habitually pays bills late, “it’s not an inconsequential amount of money,” says Russell.
Other consequences don’t become clear until the malingering bill-payer applies for credit.
“Your past behaviour gives a credit-granting company clues about how you will act in the future. If you are habitually making your bill payments 30 days late, those are clues that a credit-granting organization is going to pick up on,” says Russell. “If you make that a habit, paying bills after 30 days, it’s going to make it harder for you to get credit, like a credit card or a car loan, and it may influence the terms of the credit or the loan” in regard to the interest rate charged or the amount of credit that’s granted.
The top three reasons for missing bill payments, according to the poll, are just forgetting to pay it, remembering to pay it but missing the due date, and losing the bill.
Russell points out that having bills sent electronically and paying through online banking is not only environmentally friendly but can be a boon for the absent-minded, as are automatic withdrawals.
Nearly three-quarters of Canadians (73 per cent) say they miss one to three bill payments a year.
Paying bills online is by far the most popular method for Canadians under 50, according to the survey, which found 75 per cent of people aged 18-29 prefer to do it that way, and 78 per cent of those aged 30-49. Another 58 per cent pay by pre-authorizing withdrawals from their chequing account.
Those who still write cheques and mail the payments are in the minority, with only 20 per cent preferring that method. Thirty-six per cent pay bills at a bank branch, and in both cases those doing so tend to be older: 45 per cent of respondents 50 and older paid at the bank.
Most respondents said they paid bills as they came in, 42 per cent, as compared with 36 per cent who held out as close to the due date as possible, and 18 per cent who pay all their bills at once each month.
Women are the bill-payers in Canadian households, the survey suggests — among married or common-law couples, 37 per cent say the bills are paid mainly by the wife and 34 per cent say they’re paid mainly by the husband. Only 28 per cent of couples say they share bill-paying equally.
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10. WILL FED EASE AGAIN?; Debate rages over chances of righting economy
National Post
08/10/2010
DAVID PETT
Pg. FP1
The prospect of further stimulus from the U.S. Federal Reserve has helped stock markets get past another gloomy U.S. jobs report, but debate is intensifying as to whether it will actually help put the world’s biggest economy back on track.
The Fed meets today, and while few analysts expect it to unveil new stimulus, many believe it will at least hint it stands prepared to act if necessary.
Having fallen short the first time, the prospect of the Fed throwing even more money at the creaking U.S. economy seems dubious to many economists. At the heart of this argument is that the U.S. public is still in the process of digging itself out from a mountain of debt and is just not prepared to borrow and spend yet.
As Derek Holt, an economist at Scotia Capital, said in note, a huge bulge of the U.S. demographic is now more more focused on lost wealth, retirement planning and paying the kids’ tuition bills.
“There is little that can be done from the supply side of the picture that can influence the reserve that characterizes American households when it comes to borrowing,” Mr. Holt wrote. “U. S. house prices are still 30% lower than their peak in the summer of 2006, and U.S. household net worth is still down US$11-trillion from its peak in 2007 Q2.”
Still, if the economy continues to slide and deflationary pressures increase further, economists say another round of quantitative easing may be exactly what’s needed to get the U.S. economy back on track.
“The U.S. economy has a long way to go before it is a healthy economy,” said David Laidler, a fellow-in-residence at the C.D. Howe Institute and professor emeritus of economics at the University of Western Ontario. “My gut instinct is that the country may need more stimulus, and printing money is a good way to do it.”
Under quantitative easing the Fed buys up bonds in the market, thereby injecting more cash into the system.
Given his recent congressional testimony downplaying the need for more stimulus, it is widely expected that chairman Ben Bernanke will refrain from announcing additional easing programs. However, some analysts predict he will move to reinvest the proceeds of maturing mortgages and bonds to prevent the Fed’s $2.3-trillion balance sheet from shrinking.
“This option would pump about US$200-billion into the economy by 2011, pocket change really, though it would at least prevent a de facto tightening in policy and signal the Fed’s readiness to do more if necessary,” said Sal Gautieri, a senior economist at BMO Capital Markets.
David Green, chief of U.S. rates research and strategy at TD Securities, agrees the Fed has little appetite to adopt what many are calling QE2, and for now the economic data support that view. However, should the recovery turn even more sour and deflation become a real risk, he says the central bank has no choice but to employ additional easing.
“We consider the odds of QE greater because even if we do not reach deflation, odds are rising that the Fed will be inclined to act aggressively to ensure we avoid it, or to make certain that any flirtation with deflation will remain shallow and superficial.”
Mr. Green said the first round of quantitative easing, which added US$1.7-trillion to the money supply, was insufficient because it was discontinued too early and had less impact on overall GDP growth than originally hoped. Banks, which at the time were intent on deleveraging their balance sheets, were more than content to park the additional liquidity at the Fed as excess reserves instead of lending that money into the private sector.
With bank balance sheets in much better shape today compared with two years ago, the backdrop for another round of quantitative easing is far more promising, he said.
THE FED’S FANCY FOOTWORK
The U.S. benchmark interest rate at 0% to 0.25% is already practically at zero but there are still a few steps the central bank could take to force more stimulus into the system. The question is, are consumers and businesses willing to take the bait?
COPY THE BANK OF CANADA
Commit to keep interest rates low for an explicit time period, instead of the “extended period” that it has had in place since March 2009. This is exactly what the Bank of Canada did during the recession, lifting rates only this spring. Many economists believe the BoC move helped bring housing sales forward as homeowners rushed to set mortgages before rates went up. While many said this was only “borrowing” activity from the future, at least it would help the economy through the soft patch.
QE2
Buy even more Treasuries and mortgage-backed securities, as the Fed did during the depths of the recession. This is called “quantitative easing” in monetary policyspeak. It’s similar to reinvesting cash from maturing bonds but on a much larger scale. Some analysts say nothing short of about another US$1-trillion would make much of a difference —but again, force-feeding the economy more stimulus is not going to do much if no one wants to eat.
REV UP THE PRINTING PRESSES
Inflation is a monetary phenomenon, created when too much money chases too few goods, pushing up prices. So all the Fed has to do is mint new money and let it fall like rain on eager consumers. This is Milton Friedman’s famous “helicopter drop,” of money described by Fed chairman Ben Bernanke in a 2002 speech on deflation busting. The strategy earned Bernanke the nickname Helicopter Ben and would be a last resort to be used only when deflation is knocking at the door. Mr. Guatieri says the Fed could hand out money, in the form of gift certificates, to stoke spending instead of saving.
CUT RATES ON DEPOSITS

Reduce the rate it pays on bank deposits held at the Fed from 0.25% to zero. This might encourage banks to lend excess reserves to businesses and households. But that might not do much if consumers and borrowers still don’t want to borrow. As well, as Sal Guatieri at BMO Capital Markets points out, pressuring the fed funds rate toward zero could disrupt the orderly functioning of money markets. Banks would have no incentive to lend excess reserves to other banks in the overnight market, and money market mutual funds wouldn’t earn enough interest to cover fees.
REINVEST THE PROCEEDS
The Fed could reinvest the proceeds of maturing mortgages and bonds into buying up more bonds and injecting fresh cash into the system. This would prevent the Fed’s US$2.3-trillion balance sheet from shrinking, and pump about US$200-billion into the economy by 2011. While this may only be pocket change, it would at least prevent a de facto tightening in policy and signal the Fed’s readiness to do more if necessary, Mr. Guatieri said.
TRASH TALK THE GREENBACK
Cause the U.S. dollar to fall even more either by verbal jawboning it lower—Treasury officials would say it is overvalued—or foreign exchange intervention. The central bank, on behalf of the government, would sell the greenback and buy up other currencies to push the value of the U.S. dollar down and stoke exports and growth. They could even invite other central banks to the party in a round of “concerted intervention.” The problem is, the currency market is big and doesn’t take too kindly to being pushed around. On the other hand, it may work too well and the greenback could drop like a stone.
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11. Julian Knight: Don’t forget ‘Old Europe’ if looking for investment growth
The Independent on Sunday (London, UK)
08/08/2010
JULIAN KNIGHT
Two out of three independent financial advisers now think that their clients ought to invest more in countries such as China, India, Brazil, Russia and the other emerging economies, according to research from Barings. Hallelujah!
The IFA community finally wakes up to the fact that there is a fundamental shift in wealth and power from west to east and it’s best if they pin their clients to the winningside for once. The idea that clients should have about 5 per cent of their portfolios (this is the percentage that many IFAs have used when advising clients) in the powerhouses of the emerging economies has been a bad call for a long time – try double or triple that and you’re nearer the mark.
These markets are more likely to suffer setbacks but the growth and demographic story is so compelling. And privately some IFAs admit it. One of the country’s leading investment IFAs told me recently that he was putting half of his personal new investments into ETFs investing in stock markets in the big emerging economies. That’s a lot more than 5 per cent. Of course, many investors are risk adverse, and at the back of their mind is the big question of political instability; hence IFAs, when drawing up their clients’ portfolios, not only have to ask how they can best make money long term but also what the client will actually swallow. It’s a lot easier sell to advise putting 10 grand in Neil Woodford’s giant Invesco UK equity income fund than, say, a Malaysian ETF.
But there is something nagging in the back of my mind. Whenever I hear IFAs pushing a particular investment area I tend to look for the exit. They do have a history of jumping on a bandwagon just as it comes to a shuddering halt – technology, pharmaceuticals, commercial property funds, guaranteed income bonds, just to name four areas where the today’s must-have has turned into tomorrow’s must-rid.
So although I am an unashamed fan of emerging markets, I can’t help but think that you need an effective hedge if you’re to increase your exposure right now. And the hedge comes for me in the most unloved of equity sectors – Europe, or Old Europe, according to Donald Rumsfeld’s infamous putdown. I know we still have the Pigs (Portugal, Ireland, Greece and Spain) and untold liabilities to sovereign debt squirrelled away in the balance sheets of many of Europe’s biggest banks. There is also the issue of demographics; with Italy, for instance, fast becoming a country of pensioners.
But Europe, unlike the UK, isn’t largely about banking and services, they still produce stuff. Take Germany, for instance. It is one of the few countries in the world that can claim to have fair balance of payments with China as it produces fantastic manufacturing machines for export. They, the French, Swiss and Italians have more than their fair share of high-end prestige brands that make money. And European firms once shy of paying dividends – all a bit too Anglo-Saxon, don’t you know – are doing so increasingly.
Europeis not, of course, a great growth story. In fact, in City speak it could be referred to as a “sunset” continent (in the same way TV and papers are supposedly sunset industries) but it’s got a lot more going for it than many investors and IFAs have given it credit for over the past few years. Perhaps post-euro crisis it’s time to look again to balance out your more exotic eastern foray.
2007 and all that
Three years ago this week, investment bank BNP Paribas admitted to its investors a “complete evaporation of liquidity”. It may have escaped many at the time but it was the clearest sign yet that the credit crunch was under way. We all knew a month later, of course, when queues were forming outside Northern Rock. The next 15 months brought us to the very brink of something akin or perhaps worse than the Great Depression. It’s been bad but not that bad. But with the banks seemingly returning to profit – although a little edgily with the part-nationalised ones – surely it’s time to draw a line under all this. Not as far as many private investors are concerned.
The “casino” operations still continue; the bonuses are as big as ever; state finances in much of the world are in crisis coping with the recession, and heaven help us if the double dip occurs.
Outside of this, investors’ attitudes to banking shares are still unsure. According to TD Waterhouse, three of the four most bought shares are Lloyds, RBS and Barclays, yet these same banks are the top three sells also. It’s been this way ever since the dark days of early 2009. Confidence has returned but it’s clearly still fragile.
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12. Ex-Statscan chief urges last-minute reversal on census
The Globe and Mail
08/10/2010
BARRIE McKENNA
Pg. B1
Statistics Canada’s dismal July jobs report made the country’s employment situation look far worse than it actually is, prompting economists to question how the agency counts the country’s 17 million workers.
Statscan’s chronic inability to accurately track teachers in the summer months, rather than a faltering economy, largely explains why Canada’s job creation machine abruptly stalled in July.
And that’s left people wondering if they can trust what is probably the most closely tracked barometer of the economy – how many Canadians are actually working every month.
In a report Monday, Scotiabank economist Derek Holt suggested investors should “throw out the jobs report.”
Even Statscan officials acknowledge the monthly jobs reports aren’t a particularly good barometer of anything because they often obscure longer-term trends.
It turns out the drop in the number of teachers was entirely predictable, and almost certainly temporary. It has happened every summer for the past several years, and the lost jobs miraculously reappear in September and October when teachers go back to work. Each July since 2007, Canada has lost an average of nearly 50,000 teaching jobs in July.
“It’s not that teacher jobs suddenly became as risky as Wall Street investment banker jobs,” Mr. Holt said in an interview. “Don’t read too much into the huge swing.”
The economy unexpectedly lost 9,300 jobs in July, a drop caused almost entirely by the largest decline in education workers in more than three decades – 65,000. Statscan’s definition of educational service workers includes everything from college professors and school teachers to driving and flight instructors. It doesn’t include custodial staff or other people who might work in schools. But high school and elementary teachers make up the bulk of the category.
The report was so bad it has raised doubts whether the Bank of Canada can afford to continue raising its key interest rate in the months ahead.
But economists warn investors not to put too much stock in one month’s data.
Unfortunately, there’s not much Statistics Canada can do about the statistical aberration, given the limitations of its monthly Labour Force Survey.
In recent years, school boards and colleges have shifted thousands of employees onto contracts that typically run from September to June, rather than a full 12 months, as they did in the past. Technically, that leaves many school employees without a job in the summer months, even though virtually all of them will be under contract again when school returns in the fall.
Statistics Canada, like data-collection agencies in other countries, smoothes out these predictable seasonal variations by removing known aberrations from the raw data. They make adjustments for the weather, for the calendar and for predictable seasonal patterns.
But that isn’t possible in this case, without changing the survey itself, because the seasonal pattern has changed so dramatically for one category of workers.
As Statscan official Vincent Ferrao pointed out, “the raw numbers still show a decline.” Investors, economists and other consumers of its data should never put too much emphasis on monthly numbers, Mr. Ferrao recommended.
“We like to look at the longer term trend,” he said.
In a recent research paper, Statscan acknowledged seasonally adjusted numbers often aren’t a good reflection of underlying trends – in jobs, in retails sales or housing starts. That’s because they can’t filter out so-called “irregular” components.
“Seasonal adjustment removes only predictable ups and downs in the data,” the agency said in the report. “Analysts still face the challenge of identifying the unexpected ups and downs from the irregular component, comprised of random events and emerging seasonal patterns.”
Toronto-Dominion Bank economist Francis Fong praised Statscan as “one of the greatest statistics organizations in the world.” But he said there’s clearly been “a structural break in the seasonal pattern” affecting teachers, and the agency is apparently “missing something” with its seasonal adjustments.
He urged the agency to “adjust” its adjustment when it comes to counting teachers. Mr. Fong said the jobs survey is simply too important to people’s understanding of the economy to get wrong.
Mr. Fong traces the data reporting problem to 2004, soon after Ontario eliminated Grade 13. Education employment, which had been historically stable, suddenly jumped up by 10 per cent or nearly 100,000 people over an 18-month span. He said he “can’t figure out why,” beyond the obvious explanation that colleges ramped up staff to cope with the one-time double-cohort effect and then never let them go.
The bottom line is that the July report makes Canada’s job situation look worse than it really is. No, the economy isn’t likely to continue generating jobs at a rate of 50,000 per month as it did coming out of the recession.
But Mr. Fong said steady monthly job gains of 15,000 to 20,000 are attainable.
Mr. Holt pointed out that just as Canada’s job-creation machine of earlier this year wasn’t a reliable indicator of what to expect in the months ahead, neither is July’s down trend. He called the month’s data “a long expected give back.”

The test will come in August, September and October when all those teachers should be happily back on the payroll.
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13. Trees are tops in Durham; Benefits of urban forests go beyond the environment
Newsdurham.com
08/08/2010
KEITH GILLIGAN
Aside from teenagers who have to rake leaves in the fall, people love having trees on their property and in their community.
A recent survey commissioned by the TD Friends of the Environment Foundation found 68 per cent of Canadians want more trees on their community’s main street.
Called the urban forest or canopy cover, the benefits trees provide are many. They help moderate climate, conserve energy, improve air quality and, perhaps most important, enhance the aesthetics of a community.
Having a vibrant and diverse urban forest is something officials are aware of and try to promote. For example, Durham Region has about 24-per cent coverage and has a target of 30 per cent.
Ajax currently has 18-per cent coverage and, at the very least, doesn’t want to see that amount drop.
Jeff Stewart, the manager of environmental services for Ajax, says the 18-per cent canopy cover includes 16 per cent trees and two per cent small trees and shrubs.
A goal of how much canopy cover the Town should reach probably won’t be set, Mr. Stewart says.
“We’ll try to stay away from that. We want to maintain and enhance. We want a healthy urban forest,” he states. “There are so many variables, we’re reluctant to broadcast a goal. There’s no science out there to say what it should be. We hope to maintain 18 per cent and we hope to increase it.”
Ajax has been working on an urban forest study for a couple of years, while Pickering is a year behind.
Arnold Mostert, the City’s co-ordinator of landscape and parks development, says the Toronto and Region Conservation Authority is doing the study for Pickering. Field work was conducted last year.
“It’s part of trying to better our municipality,” he says. “We want to keep as much of our urban forest as possible.”
He points to such benefits as carbon storage and mitigating climate change.
Meaghan Eastwood, the natural heritage co-ordinator in the ecology division of the TRCA, says two components of an urban forest study are “quantifying the structure and function of the forest.”

The structure involves the types of species, size and age, while the function includes air pollution removal, carbon sequestration and energy savings to a homeowner.
The forest service division of the United States Department of Agriculture has a model to determine the amount of pollution and carbon a tree can remove from the atmosphere.
“They take the field date we send them,” Ms. Eastwood notes. “They use (an algorithmic) equation to find out the amount of pollution removed.”
The TRCA did field work in Ajax in 2008 and in Pickering last year.
“First and foremost, we’ll establish a baseline for future monitoring. We’ll know what it looks like,” Ms. Eastwood says.
That will allow them to know “what’s changed and why it changed. It’s important to capture trends.”
It can be used to show homeowners the importance of having trees on their property, she says.
“It’s a great marketing tool. It just shows how beneficial the urban forest can be,” Ms. Eastwood says. “We’ll develop management plans. We’ll know what we’re working with and we’ll starting building five-year, 10-year, 20-year management plans.”
She notes, however, that the percentage of canopy cover is a “topic up for debate.”
American Forests (formerly the American Forestry Association) recommends a canopy cover of 40 per cent for the eastern part of the United States and Canada, she says.
“We’re trying to move away from a single matrix. There’s so much more that needs to be captured,” Ms. Eastwood says.
These include the types of species, the amount of leaf coverage, the height of trees and the density of the foliage, Ms. Eastwood notes.
“There are different percentages based on more local targets. It’s still emerging,” she says.
A percentage is something “everyone in the urban forest is still working towards. It’s still to be decided, but we’re getting a lot closer.”
While the science community debates the issue, communities are moving ahead.
Colleen Goodchild, a project planner for Durham, notes in the Region’s official plan, “We talk about how the Region will work with the area municipalities and conservation authorities.”
She says it’s an “encouragement policy. We want to work towards a 30-per cent forest cover target.”

When the Region went through the review of its official plan in 2006, a number of discussion papers were produced, including one on a sustainable environment, she says.
Mr. Stewart says Ajax has completed a strategy and is now working on a 20-year plan.
Information gathered from the public, professional stakeholders, such as conservation authorities, the school boards, and the Regional health department, is being used to develop the plan, he notes.
“We’ll set up seven criteria we’ll really focus in on,” Mr. Stewart adds.
These include current practices, the pruning cycle and planting processes, he notes.
The Town is also preparing for how to deal with invasive species and pests.
“Overall, what we’d like to do is preserve what we have and start to expand to have canopies today and tomorrow,” Mr. Stewart says. “It’s not just public lands, but public and private land. It’s a long-term project we’ll break down into five-year increments.”
Mr. Mostert notes the TRCA did the field work last year.
“We’ll apply it to our planning policies as we do development. There will be a tree preservation bylaw,” he says.
Once the plan is in place, “hopefully it will be a green city,” he says. “It won’t affect residents on a daily basis.
“It’s long term. It’s not an instant gratification thing,” Mr. Mostert says.
“It’s amazing how much a tree affects property values. If you have a mature tree over a sapling, it bumps up the value.”
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.